EXHIBIT 12.1

Calculation of Ratio of Earnings to Fixed Charges

The First American Corporation

($000)

	Three Months Ended	Year Ended December 31,
Earnings	31-Mar-04	2003	2002	2001	2000	1999
Income before minority interests and cumulative effect of accounting change	111,130	838,722	449,907	329,540	153,876	169,972
Add:
Amortization of capitalized interest	313	1,636	1,873	1,422	965	212
Distributed income of equity investees	2,928	54,853	24,907	366	62	746
Fixed charges	30,966	106,323	95,305	85,769	74,598	63,008
Less:
Equity in earnings of affiliates	8,680	59,789	43,337	25,013	1,589	3,553
Capitalized interest	218	1,472	1,965	1,371	1,237	2,538

	136,439	940,273	526,690	390,713	226,675	227,847

Fixed Charges
Interest expensed and capitalized	10,680	37,569	35,574	31,450	26,697	19,925

Amortized premiums, discounts and capitalized expenses related to indebtedness	229	914	914	699	138	1,389

Estimate of the interest expense within rental expense
Rental Expense:
Buildings	33,913	119,163	106,710	97,479	89,897	83,004
Furniture and Equipment	26,865	86,413	71,522	65,007	54,840	43,340
Interest Factor	0.33	0.33	0.33	0.33	0.33	0.33

	20,057	67,840	58,817	53,620	47,763	41,694

Total Fixed Charges	30,966	106,323	95,305	85,769	74,598	63,008

Consolidated Ratio of Earnings to Fixed Charges	4.41	8.84	5.53	4.56	3.04	3.62